[Graphic omitted]        [Graphic   Graphic    Level 1 ADR - American Depositary
Companhia Forca e Luz     omitted]  omitted]   Receipts
Cataguazes Leopoldina                          USA
                                               Ticket Symbol
                                               CFLPY - Preferred Class "A"
                                               CFLCY - Common

           Investor Relations Monthly Report - May 16th, 2005 Edition

Consolidated gross revenue rose 16 %

Subsidiary earnings rose, but CFLCL posted a loss in the first quarter of 2005

Cataguazes-Leopoldina's consolidated gross revenue rose by 16.0% in the first quarter of 2005, from R$384.3 million (R$75.9 million posted by parent company CFLCL) to R$445.6 million (R$ 91.6 million posted by parent company). The adjusted cash generation (adjusted EBITDA) posted a positive result of R$ 103.8 million (R$17.0 million posted by parent company CFLCL). This represents an increase of 6.8% on last year's figure, which was mainly due to the good performances recorded by CENF (+163.9%) and CFLCL (26.1%).

Notwithstanding this growth, the volume of energy sold dropped 0.6% due to the withdrawal of eight free consumers. The consolidated electricity sales was 1.417 GWh in the first quarter of 2005 as compared to 1.425 GWh last year. This reduction, however, did not significantly affect the company's finances as the free consumers pay a tariff to use the distribution system (the TUSD tariff).

TUSD revenue rose by 193% in the quarter, standing at R$ 16.7 million. If such energy sold to free customers is taken into consideration, the volume of energy rose by 7.9%, including the 1.621 GWh distributed.

Despite recording an equity accounting gain at its direct and indirect subsidiaries of R$ 11.6 million as compared to the R$ 10.8 million recorded last year, Cataguazes-Leopoldina posted a consolidated loss of R$7.6 million (R$7.9 million posted by parent company CFLCL) in the first quarter of 2005. However it should be pointed out that the prospects for the months ahead are encouraging. The company has reduced consolidated net banking indebtedness as a proportion of EBITDA from 2.8x in the final quarter of 2004 to 2.6x in the first quarter of 2005. The net banking indebtness of parent company CFLCL also fell by 6.4% in the quarter as compared to the final quarter of 2004, against the increase recorded by the average CDI rate in the period of 4.2%. The company's results will be boosted following the conclusion of the sale of SHPs to Brascan Energetica for R$265 million in April and the launch of a R$221 million FIDC (credit rights investment fund) in the second quarter.

                          Electricity Sales - (In MWh)

--------------------------------------------------------------------------------
                                                   1st quarter
                                                ----------------    Growth
Description                                      2005      2004        %
                                                ------    ------    ------

CFLCL (Parent Company)
.. Retail Market (without/fc                    227,967   232,217     - 1.8
.. Retail Market (with/fc)                      260,748   251,544     + 3.7

CENF
.. Retail Market                                 70,116    68,470     + 2.4

Energipe
.. Retail Market (without/fc                    416,846   420,818     - 0.9
.. Retail Market (with/fc                       522,326   478,216     + 9.2

CELB
.. Retail Market (without/fc                    117,918   133,160    - 11.4
.. Retail Market (with/fc                       141,034   133,160     + 5.9

Saelpa
.. Retail Market (without/fc                    584,815   571,292     + 2.4
.. Retail Market (with/fc                       627,106   571,292     + 9.8

CFLCL Consolidated
.. Retail Market (without/fc                  1,417,662  1,425,957    - 0.6
.. Retail Market (with/fc                     1,621,330  1,502,682    + 7.9

Note.: without/fc (without free consumers), with/fc (with free consumers)


Consolidated investments stood at R$ 46.4 million

In the first quarter of 2005 CFLCL and its subsidiaries invested R$46.4 million (R$42.5 million invested in the same period in 2004), mainly in the electricity distribution area, specially in the universalization programs such as "Programa de Universalizacao e Luz para Todos" , initiated at the end of the previous financial year, which received R$6.0 million in the quarter.

CFLCL will pay out dividends as from May 27

At the Annual General Meeting held April 29 the company's shareholders approved the payment as from 27 May 2005 of the cumulative priority dividends on preferred shares issued by the company concerning the 2004 financial year. The dividends were set at R$0.2092 per batch of thousand class A preferred shares and R$0.1255 for class B preferred shares.

For further clarifications and additional information, please do not hesitate to contact us
In Cataguases - Phone: +55 32 3429-6000 / Fax: +55 32 3429-6480 / 3429-6317
In Rio de Janeiro - Phone: +55 21 2122-6900 / Fax: +55 21 2122-6931
http://www.cataguazes.com.br or e-mail to: stockinfo@cataguazes.com.br

                             Mauricio Perez Botelho
                           Investor Relations Director

This report is neither an offer nor a recommendation of investment. No liability will be accepted for the misuse of the above information.